

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 5, 2017

Scott Nogles
Chief Financial Officer
PCSB Financial Corporation
2651 Strang Blvd., Suite 100
Yorktown Heights, NY 10598

> **Re:** **PCSB Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed December 12, 2016**
> **File No. 333-215052**

Dear Mr. Nogles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

How We Determined the Offering Range and the $10.00 per Share Offering Price, page 5

1. Revise this section, and make corresponding but more detailed revisions to your disclosure on page 119 to note the reasons that RP Financial noted in its appraisal to discount the value of PCSB's stock compared to the peer group, including its lower ROE and credit risks.

Risk Factors, page 14

Changes in interest rates could hurt our profits, page 15

2. Revise this section to discuss your exposure to an increase in interest rates, as expressed in your interest rate simulation disclosed on page 81.

<u>Our return on equity may be low following the offering…, page 21</u>

3. We note that in the appraisal, RP financial stated that it had discounted the appraised value of your equity since your ROE was already lower than your peer group. Revise this risk factor to disclose your current ROE, as well as the pro forma ROE at the midpoint.

<u>Subscriptions by Officers and Directors, page 116</u>

4. Please amend or advise the Staff with respect to the 30,000 shares intended to be purchased by PCSB CEO Joseph D. Roberto. In this regard, we note the Offering imposes a purchase limit for individuals participating in the Offering of up to 20,000 shares, while individuals acting in concert may purchase a maximum of 30,000 shares. Have you waived the purchase limitations for Mr. Roberto, or does this represent purchases by both Mr. Roberto and his affiliates? If you have waived the purchase limitations, make corresponding changes to your disclosure throughout the document.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim, Staff Accountant, at (202) 551-3291 or William Schroeder, Senior Staff Accountant, at (202) 551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Katelyn Donovan, Staff Attorney, at (202) 551-8636 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Victor L. Cangelosi
        Kip A. Weissman
        Luse Gorman, PC